SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2006
209

SEC FILE NUMBER
8 - 44381

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2005___ AND ENDING ___December 31, 2005___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strome Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 1500

(No. and Street)

Santa Monica   CA   90401-1304

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Achterberg   310-917-6600

(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.

(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500	Beverly Hills	California	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 18 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, _____Michael Achterberg_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Strome Securities, L.P._____ , as of _____December 31,_____ 20 05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STROME SECURITIES, L.P.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

STROME SECURITIES, L.P.

CONTENTS

Public
Accountants

9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of Strome Securities, L.P.

We have audited the accompanying statement of financial condition of Strome Securities, L.P. as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Strome Securities, L.P. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 16, 2006



STROME SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash	$	180,968
Due from broker		828,793
Commissions receivable		65,057
Securities owned, at fair value		90,000
Other asset		300
	$	1,165,118

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Accounts payable, accrued expenses and other	$	152,547
Partners' capital		1,012,571
	$	1,165,118

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Strome Securities, L.P. (the Partnership) is organized as a limited partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Partnership clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission (SEC), under paragraph (k)(2)(ii).

The term of the Partnership will continue until December 31, 2025, as provided for in the limited partnership agreement (the Agreement), unless sooner terminated (See Note 8). SSS Securities, LLC (formerly SSS Securities, Inc.) is the General Partner of the Partnership.

Valuation of Investments in Securities at Fair Value

The Partnership values its investments in securities for which there is no ready market at fair value and unrealized gains and losses are reflected in revenues. Those estimated values are determined by management in accordance with the Agreement and do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Revenues and Expense Recognition from Securities Transactions

Securities transactions are accounted for on a trade-date basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Income Taxes

The Partnership is not subject to federal or state income taxes and, accordingly, no provision for income taxes has been made in the accompanying financial statement. The partners are required to report their proportional share of gains, losses, credits and deductions on their respective income tax returns.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

2. Due from broker

In the normal course of business, all of the Partnership's securities transactions, money balances and security positions are transacted with brokers. The Partnership is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Partnership monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

STROME SECURITIES, L.P.

NOTES TO FINANCIAL STATEMENT

3. Employee benefit plan

The Partnership maintains a qualified employee benefit retirement plan under Internal Revenue Code Section 401(k) covering substantially all full-time employees. Participants may contribute a percentage of their compensation up to the maximum allowed.

4. Off-balance-sheet risk

Pursuant to clearance agreements, the Partnership introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Partnership and to maintain certain minimum balances. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the customers' accounts.

5. Net capital requirements

The Partnership is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2005, the Partnership had net capital of $922,271 which was $822,271 in excess of its required minimum net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.17 to 1.

There are no material differences between the computation of net capital for audit purposes and the computation of net capital in the Partnership's unaudited Form X-17A-5, Part II-A filing as of December 31, 2005.

6. Related-party transactions

Certain partners of the Partnership are affiliated with various general partners of, and investment advisers to, various investment funds (the Funds).

The Partnership earns commissions on the Funds' securities transactions. For the year ended December 31, 2005, the Partnership earned approximately $1,147,000 in net commissions on such transactions.

The Partnership has an expense-sharing arrangement with an affiliate, Strome Investment Management (SIM), under which the Partnership uses space leased by SIM and bears 50 percent of total rent expense.

4

7. Contingency

The Partnership is subject to claims arising in the normal course of business. Management is of the opinion that the outcome will not have a significant effect on the Partnership's financial statement.

8. Subsequent event

The Partnership is in the process of winding down its broker-dealer operations and expects to withdraw from NASD registration as a broker-dealer in early 2006.